Exhibit 11.1

PartnerRe Ltd.

Computation of Net Income per Common and Common Equivalent Share

For the Three Months Ended March 31, 2005 and 2004

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended March 31, 2005			For the Three Months Ended March 31, 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$111,415			$145,644
Less: preferred dividends	8,632			4,894

Net income available to common shareholders/Weighted average number of common shares outstanding/Basic net income per share	$102,783	54,956.6	$1.87	$140,750	53,781.1	$2.62
Effect of dilutive securities:
Stock options and other		874.6			589.0

Net income available to common shareholders/Weighted average number of common and common equivalent shares outstanding/Diluted net income per share	$102,783	55,831.2	$1.84	$140,750	54,370.1	$2.59